UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 4)*

Aware, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05453N-10-0
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05453N-10-0	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles K. Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 221,430
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,430
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05453N-10-0	Page 3 of 4 Pages

This Amendment No. 4 (this “Amendment”) to the Statement on Schedule 13G filed on February 14, 2011 (the “Schedule 13G”), filed on behalf of  Charles K. Stewart (the “Reporting Person”) relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Aware, Inc., (the “Issuer”), amends the Schedule 13G as follows:

1. Item 4 of the Schedule 13G shall hereby be amended and restated in full as follows:

Item 4.	Ownership.

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 22,570,794 shares of Common Stock of the Issuer outstanding as of October 21, 2013, as reported on the most recent quarterly report of the Issuer on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2013. 192,431 of the shares reported as beneficially owned are held by Stewarts Children’s Trust U/A for the benefit of the Reporting Person’s children. The Reporting Person’s spouse is the trustee of the trust. The filing of this report shall not be construed as an admission that the Reporting Person is the beneficial owner of the shares held by the trust.

On February 1, 2011, the Reporting Person, Charles K. Stewart Roth IRA Rollover, CKS 401(k) Plan and Stewarts Children’s Trust each granted a revocable voting proxy to John S. Stafford, Jr. with respect to the shares reported as beneficially owned by the Reporting Person. The Reporting Person can revoke each of the proxies upon 30 days’ notice to John S. Stafford, Jr.

(a)	Amount beneficially owned:
221,430 shares

(b)	Percent of class:
1.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 221,430

(iv)	Shared power to dispose or to direct the disposition of: 0

2. Item 5 of the Schedule 13G shall hereby be amended and restated in full as follows:

Item 5.	Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Except as expressly modified hereby, all provisions of the Schedule 13G shall continue in full force and effect.

CUSIP No. 05453N-10-0	Page 4 of 4 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
/s/ Charles K. Stewart
January 14, 2014	Name: Charles K. Stewart